Exhibit 99.15

Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102

Item 1	Names of the Parties to the Transaction

•	Glass House Brands Inc. (formerly Mercer Park Brand Acquisition Corp. (“BRND”), a special purpose acquisition corporation, or SPAC, that listed in Canada on May 7, 2019) (“Glass House” or the “Corporation”)

•	GH Group, Inc. (“GH Group”)

Item 2	Description of the Transaction

The Corporation acquired all of the common equity of GH Group and changed its name from Mercer Park Brand Acquisition Corp. to Glass House Brands Inc. effective as of June 29, 2021, in connection with the completion of a plan of merger transaction involving BRND and GH Group, which constituted BRND’s qualifying transaction under the policies of the Neo Exchange Inc. (the “Transaction”).

In connection with the Transaction, BRND has amended the terms of its Class A restricted voting shares to provide that, upon completion of the Transaction, the BRND Class A restricted voting shares shall be converted into subordinate voting shares, restricted voting shares or limited voting shares, as applicable, of BRND (together, the “Equity Shares”) on a one-for-one basis. In addition, BRND has also provided that upon completion of the Transaction, the BRND Class B shares shall be directly or indirectly converted on a one-for-one basis into Equity Shares (subject to the forfeiture of certain Class B shares by Mercer Park Brand, L.P., the former sponsor of the Corporation, in connection with the Transaction). Additionally, certain GH Group founders purchased 4,754,979 multiple voting shares, having 50 votes per share and redeemable within a three year period at $0.0001 per share, and 18 Equity Shares upon completion of the Transaction.

The Transaction creates a combined enterprise with a strong combination of high-quality assets in the United States with initial operations in the state of California. Glass House’s combined operations will initially own four cultivation and production facilities, a facility dedicated to cannabis goods manufacturing, and four dispensaries, in addition to key licenses.

As contemplated in BRND’s final non-offering prospectus dated May 6, 2021 (the “Final Prospectus”), GH Group’s wholly owned subsidiary, GH Camarillo LLC, has entered into a series of agreements to effect the purchase of SoCal Greenhouse located in Southern California consisting of six separate greenhouses, six packhouses or warehouses, a water filtration building, a building housing multiple energy co-generation generators and a main office, along with associated water tanks, solar arrays and ancillary buildings. In addition, GH Group has entered into a Merger and Exchange Agreement dated February 23, 2021 with Element 7, LLC, whereby GH Group has the right to merge with up to seventeen subsidiary entities of Element 7, LLC which are in the process of applying for state and/or local regulatory approvals.

Aggregate consideration for the Transaction payable by the Corporation was US$325 million in equity, subject to debt, working capital and cash-on-hand adjustments, comprised of exchangeable shares of MPB Acquisition Corp., a wholly owned subsidiary of the Corporation (“Exchangeable Shares”) issued to the vendors of GH Group, which are exchangeable at the option of the holders on a one-for-one basis for Equity Shares, subject to certain contractual lock-up restrictions in certain cases, and which are designed to be economically equivalent (without taking into account tax consequences) to the Equity Shares.

After the Transaction, Glass House has approximately 54.6 million Equity Shares outstanding (assuming the exchange of all Exchangeable Shares). In addition, 28,435,000 warrants of Glass House (“Warrants”) with an exercise price of C$11.50 per Equity Share are outstanding. Each Warrant entitles the holder thereof to purchase one Equity Share commencing 65 days following the closing of the transaction. Further details on the exercise of Warrants are available on SEDAR.

Concurrent with the closing of the Transaction, BRND entered into a private placement of 7,743,000 Class B non-voting shares (the “Private Placement Shares”) of Mercer Park Brand PIPE Inc., a wholly owned subsidiary of BRND, at a price of US$10.00 per share. The Private Placement Shares issued were exchanged for Equity Shares on a one-for-one basis upon closing of the Transaction.

Item 3	Effective Date of the Transaction

The Transaction became effective on June 29, 2021.

Item 4	Names of Each Party that Ceased to be a Reporting Issuer Subsequent to the Transaction and of Each Continuing Entity

Pursuant to the completion of the Transaction, BRND remains as the continuing entity, under its new name “Glass House Brands Inc.”.

Item 5	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

December 31, 2021.

Item 6	Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

•	Interim Financial Statements

o	Three months ended March 31, 2021 compared to the three months ended March 31, 2020.

o	Six months ended June 30, 2021 compared to the six months ended June 30, 2020.

o	Nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

•	Annual Financial Statements

o	Twelve months ended December 31, 2021 compared to the twelve months ended December 31, 2020.

Item 7	Documents filed under NI 51-102 that describe the Transaction and where they can be found in electronic format

The following additional information relating to the Transaction has been filed on the SEDAR profile of the Corporation:

•	the material change report of BRND dated April 16, 2021 disclosing the entering into of the definitive agreement in respect of the Transaction, filed on April 16, 2021;

•	BRND’s preliminary non-offering prospectus, filed on April 30, 2021;

•	the BRND’s final non-offering prospectus, filed on May 6, 2021; and

•	the notice of special meeting of shareholders and management information circular of BRND for the special meeting of shareholders held on June 2, 2021, filed on May 7, 2021.

Dated: July 5, 2021.